Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of UTXO Acquisition Inc. (the “Company”) on Amendment No. 6 to the Form S-1 (File No. 333-235992), of our report dated April 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of UTXO Acquisition Inc. as of December 31, 2020 and 2019, for the year ended December 31, 2020 and for the period from July 11, 2019 (inception) through December 31, 2019, which report appears in this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in this Registration Statement.

/s/ Briggs & Veselka Co.

Briggs & Veselka Co.

Houston, Texas

September 9, 2021